Exhibit 99.1

Triple Flag Announces Record Metal Sales for Q4 and FY 2022

TORONTO--(BUSINESS WIRE)--January 10, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce record quarterly revenues of approximately $43.9 million for the fourth quarter of 2022 and record annual revenues of approximately $151.9 million in full-year 2022, subject to completion of year-end reporting and audit procedures. These results represent record metal sales of 25,428 gold equivalent ounces (“GEOs”)1 for the fourth quarter of 2022 (a 23% increase over the same period in the prior year) and metal sales of 84,571 GEOs for full-year 2022, representing quarterly and annual record GEO sales, respectively. This represents the sixth consecutive annual GEO record, translating to a 21% cumulative annual growth rate in GEOs since 2017. All amounts are expressed in US dollars.

Q4 and FY 2022/2021 GEO Sales and Revenue

GEOs Sold and Revenue by Commodity 2

	FY2022		FY2021
	GEOs Sold	Revenue ($M)	GEOs Sold	Revenue ($M)
Gold	44,786	80.5	41,143	74.0
Silver	34,052	61.1	38,229	68.8
Other	5,733	10.3	4,230	7.6
Total	84,571	151.9	83,602	150.4
	Q4 2022		Q4 2021
	GEOs Sold	Revenue ($M)	GEOs Sold	Revenue ($M)
Gold	11,199	19.3	10,614	19.1
Silver	12,684	21.9	8,586	15.4
Other	1,545	2.7	1,405	2.5
Total	25,428	43.9	20,605	37.0

The operational performance of the portfolio was broadly in line with our expectations, however non-operational timing delays represented a reduction of over 3,850 GEO sales versus the annual guidance issued in our Q3 2022 results release. Timing differences were dominated by the previously announced increase in the time for quotational period settlements for Cerro Lindo concentrates, and associated silver streaming volumes, representing a reduction of approximately 1,850 GEO sales in Q4. Rail and shipping delays at Northparkes, linked to severe weather events in New South Wales, caused a reduction of over 900 GEO sales in the quarter. We believe the Northparkes team did a remarkable job of mitigating these impacts, narrowly missing an anticipated shipment to Triple Flag in December that was delivered on January 6, 2023. The remaining delays of approximately 1,100 GEOs are linked to slight delays in settlements anticipated in December that slipped into 2023 at Buriticá and ATO, of which over 400 GEOs were received in the first week of January.

Conference Call Details

Triple Flag will release its fourth quarter and full-year 2022 results on Tuesday, February 21, 2023, after market close. A conference call and live webcast presentation will be held the following day, February 22, 2023, starting at 10:00 a.m. ET (7:00 a.m. PT) to discuss these results. Participants will be able to ask questions via the telephone dial-in.

Live Webcast:	https://events.q4inc.com/attendee/445214868
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until March 8):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

Cautionary Note Regarding Preliminary Financial Information

We caution you that our preliminary 2022 fourth quarter and year-end financial information presented above has not yet been approved by our board of directors and our external auditors have not yet completed the year-end audit. Although we do not foresee any material changes to the information presented above, we can provide no assurance that there will be no adjustments that may change this information when our 2022 annual financial statements are made available. In addition, our presentation of expected Q4 and year-end revenues does not include a presentation of expenses or net income (loss), which remain subject to completion of our year-end.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for, future periods, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions including commodity prices and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form and in our most recent management’s discussion and analysis. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

1 Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure and are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the London Bullion Market Association (“LBMA”) PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

($ millions, except average gold price and GEOs information)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2022
Revenue	43.9	33.8	36.5	37.8
Average gold price per ounce	1,726	1,729	1,871	1,877
GEOs	25,428	19,523	19,507	20,113	84,571
($ millions, except average gold price and GEOs information)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	FY 2021
Revenue	37.0	37.1	40.9	35.4
Average gold price per ounce	1,795	1,790	1,816	1,794
GEOs	20,605	20,746	22,537	19,714	83,602

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2 Results are unaudited.

Contacts

Contact Information – Inquiries:

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk